# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TreeHouse Foods, Inc., CIK 0001320695
CUSIP: 89469A104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2021 SPRING ROAD, SUITE 600, OAK BROOK, Illinois (IL), 60523
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA Partners Management, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,829,064; shared voting power 0; sole dispositive power 5,829,064; shared dispositive power 0; aggregate amount beneficially owned 5,829,064 (11.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TreeHouse Foods, Inc.
Address of issuer's principal executive offices: 2021 SPRING ROAD, SUITE 600, OAK BROOK, Illinois (IL), 60523
Comment: This Amendment No. 7 ("Amendment No. 7") amends the statement on Schedule 13D filed with the SEC on February 10, 2021 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 7 amends Items 3, 4, 5, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The 5,829,064 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $218.6 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the execution of the Merger Agreement announced by the Issuer on November 10, 2025, which is attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on November 12, 2025 (the "Merger Agreement"), the Reporting Person entered into a Voting Agreement with Industrial F&B Investments II, Inc. and Industrial F&B Investments III, Inc. (the "Voting Agreement"). Under the Voting Agreement, the Reporting Person has agreed to vote its Shares in favor of the adoption of the Merger Agreement, subject to certain terms and conditions contained therein.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 99.2 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 50.5 million Shares outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 10 2025.

As of the date hereof, JANA may be deemed to beneficially own 5,829,064 Shares, representing approximately 11.5% of the Shares outstanding. This includes 7,727 shares of restricted stock ("RSUs") granted to Mr. Ostfeld on April 24, 2025 for his service on the Board. Unless deferred, the RSUs vest and settle in stock or cash upon the earlier of the 12-month anniversary of the grant date or the Issuer's 2026 Annual Meeting. Under the terms of the Merger Agreement, as of the Effective Time (as defined in the Merger Agreement) of the merger, by virtue of the merger and without any further action on the part of a holder any RSUs or any of the parties to the Merger Agreement, each RSU that is then outstanding will be automatically canceled and converted into the right to receive: (i) a cash payment in an amount equal to the product of (x) the total number of Shares underlying any such RSUs as of immediately prior to the Effective Time, multiplied by (y) the Per Share Amount (as defined in the Merger Agreement) and (ii) one CVR (as defined in the Merger Agreement) for each Share underlying such RSUs outstanding as of immediately prior to the Effective Time, subject to certain conditions, adjustments and deductions as provided for in the Merger Agreement. Mr. Ostfeld has assigned all rights to any Shares issuable pursuant to the grant to the Reporting Person. Pursuant to the assignment, settlement of the award on vesting will be made to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

JANA has sole voting and dispositive power over 5,829,064 Shares, which power is exercised by the JANA Principal.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

There were no transactions in the Shares effected by the Reporting Person during the last sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 of this Amendment No. 7 is hereby incorporated into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2: Voting Agreement

## Signatures
- JANA Partners Management, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (11/13/2025)